

OFFERING MEMORANDUM

facilitated by



CTZN LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	CTZN LLC
State of Organization	CA
Date of Formation	10/13/2022
Entity Type	Limited Liability Company
Street Address	4680 Cass St, San Diego CA, 92109
Website Address	www.laclochetteducoin.com

(B) Directors and Officers of the Company

Key Person	Willy WU JYE HWA
Position with the Company Title First Year	Owner 2022
Other business experience (last three years)	La Clochette Du Coin LLC: • Owner and Founder • General operator; General management, Marketing, HR, Culinary guidance. Hommage Bakehouse LLC: • Founder and owner • Logistics manager • Administrative manager

Key Person	Karine Beers
Position with the Company Title First Year	Marketing director 2022
Other business experience (last three years)	Marketing Director for: • La Clochette Du Coin LLC • Hommage Bakehouse LLC

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Willy WU JYE HWA	75%
Karine Beers	25%

(D) The Company's Business and Business Plan

The Team

Karine Beers, Co-Founder

Willy and Karine began their career together in the industry when they founded and operated La Clochette Du Coin and Hommage Bakehouse over 8 years ago. Since then they have excelled at cherishing their partnership by trusting their complementary skills; Willy has excelled at operating the company through his management and leadership skills, and Karine has excelled at putting together a marketing team that has expanded the brand and expansion of the company. Their long term goals are to open different restaurant concepts that will work together within a collective group, and will introduce San Diego and Southern California with never-seen culinary experiences with elevated techniques and approachability. At CTZN, they will be responsible for the hiring of the management, leadership team, the culinary chefs, setting budgets from marketing, sales and more. They will also enforce the short and long term growth direction of the company.

Willy Wu Jye Hwa, Co-Founder

Willy and Karine began their career together in the industry when they founded and operated La Clochette Du Coin and Hommage Bakehouse over 8 years ago. Since then they have excelled at cherishing their partnership by trusting their complementary skills; Willy has excelled at operating the company through his management and leadership skills, and Karine has excelled at putting together a marketing team that has expanded the brand and expansion of the company. Their long term goals are to open different restaurant concepts that will work together within a collective group, and will introduce San Diego and Southern California with never-seen culinary experiences with elevated techniques and approachability. At CTZN, they will be responsible for the hiring of the management, leadership team, the culinary chefs, setting budgets from marketing, sales and more. They will also enforce the short and long term growth direction of the company.

David Mirabelli, Assistant General Manager

David Mirabelli will be the vital pillar of the team at CTZN, as he has demonstrated through his years of experience in the industry of his unmatched level of operational and executional prowess. He will be responsible for the day-to-day major decision makings of the restaurant. Additionally he will be responsible for the general planning, execution and leadership necessary of the store, which won't be limited to the implementation of different operational systems, application of marketing campaigns, HR supports, involvement with multiple collaborations, and achieving objectives in sales, costs, employee retention, food quality, cleanliness and sanitation. He will be in regular contact with the owners to relay both information and request guidance.

Sean Le, Brunch Culinary Director

Sean Le will be the executing Chef for the brunch experience. He will be directly responsible for the implementation of the highest standards in all kitchen functions including food purchasing, preparation and maintenance of quality standards; sanitation and cleanliness; training of employees in methods of cooking, preparation, plate presentation, portion and cost control and sanitation and cleanliness.

James Moriarty , Front of House Manager

David Mirabelli and James Moriarty will be managing the important tier of the restaurant chain of command. Their responsibilities will be to assist on the executive side of customer relations and management of the front of the house employees and hiring/firing. They will also be responsible for the ordering of products, supplies and inventory control of the cocktail bar, espresso bar.

Our Menu

Brunch

A brunch experience - This table service experience will be the main event of the show during the day, and will be a continuation of what the owners have undertaken at La Clochette Du Coin, one of their earlier project restaurants in San Diego. Guests will be able to relax and enjoy a refreshing and spacious space full of greeneries and purposeful decors, while enjoying the animated show of the open-kitchen concept that will demonstrate the talents of our chefs; guests will also be enjoying the bar centrally located with the amazing talented bartenders acting as demonstrators of the skillful preparation of craft cocktails

Tapas

A state of the art dining experience inspired by the famous service of tapas: The infamous style of gastronomical ingenuity from the beautiful Basque region of Spain and the delicacy fineness of French cuisine, is the specialty of the dining at CTZN. It will demonstrate the elevated techniques and creativity of cooking through art and passion. At CTZN LLC, tapas will be introduced and marketed to San Diego in the most profound origin of its name: energetic, fun, vibrant, approachable and delicious. During this eclectic dining experience, guests will also be able to order all sorts of cocktails and wine selections from the bar, with some exceptional pairing suggestions with tapas. Lastly, CTZN will also introduce a specialized deli section in the kitchen that will focus on all sorts of hams, Spanish and French cheeses, sausages and more. Those charcuterie and cheese will comprise half of our menu.

Menu items will include:

- Soups & Salads - a selection of 4 to 8 entree style salads that will be composed of local and global ingredients, with the purpose to surprise guests of how good salads can taste.

- Brunch - A much bigger selection of classic and not-so-classic brunch plates, that will be composed of local and not-so-local brunch plates and brunch accessories, for a selection of around 10 to 15 plates.

- A vegetable & sides - A selection of 5 to 8 sides guests are able to add to their orders.

- Guests will also be able to access the menu from our espresso bar and our cocktail bar offerings.

Beverages

Our Cocktail bar will have an extensive assortment of red wines, white wines, rose and sparklings, as well as an emphasis on Gin/tonics and martini assortments , sangrias, beers and an assortment of house created cocktails. We will also have a full espresso bar.

Market Analysis & Competition

Like many industries, the pandemic has reshaped the restaurant industry's sales, operations, menus and use of technology. A lot of those changes include new transaction technologies, outdoor dining, and enhanced off-premises services, which will provide a competitive edge to any restaurant businesses. Currently, the quick service restaurant is king and data shows that there has been a strong growth in this sector. Serving both an exceptional dining experience while implementing a quick service area, Citizens will be the ideal eatery for Solana Beach.

- Solana Beach is a coastal community that attracts surfers, beach walkers, art lovers, and savvy shoppers. Because we are a hybrid restaurant offering breakfast, brunch, and dinner, our target market comprises business professionals and those individuals looking for a quick grab n' go.

- With a population of roughly 13,000, Solana Beach is a small coastal town made up of families and individuals with a median household income of $106,904.
- Our location is near a major highway making it easy to access for both locals and visitors.
- There are some indirect competitors including cafes and brunch restaurants, though we feel we have a unique offering that will be welcomed in this community.

Investment Opportunity

CTZN's elevated menu of Spanish and French cuisine with Californian influences with tapas, coastal and vibrant and eclectic atmosphere, and reasonable prices will position the concept for broad customer appeal in a wide range of markets. This offering is aimed at securing funds for the initial build-out, but our sights are set on the future.

- Founders have put in $125,000 combined
- Funds raised will be used towards construction and design as well as working capitals and starting salaries
- In addition to the growth of the restaurant, one area of growth will include retail, including olive oils, culinary books, take-home meal kits, and merchandising items such as apparels and accessories

Introducing CTZN

From the team behind La Clochette Du Coin & Hommage Bakehouse comes a new restaurant concept offering clean and modern tapas and brunch dishes, shaped by French, Spanish and Californian influences, complemented with a diverse selection of wines and craft cocktails.

CTZN LLC is a new restaurant concept introduced to San Diego that will spell the infamous style of gastronomical ingenuity from the region of the Basque in Spain and the intricate and refined delicacy of France. It will demonstrate the elevated techniques and creativity of cooking through art and passion , while introducing the most profound origin of the name of tapas; energetic, fun, vibrant, approachable and delicious. The owners of this concept, Willy Wu Jye Hwa and Karine Beers, are seeking to offer a gastronomic environment, imbued with cultural histories and glorious openness and transparency.

The brunch experience will explore eclectic French dishes with global twists, a full espresso and a full cocktail bar. All of the breads and pastries will be provided by our sister company, Hommage Bakehouse LLC.

CTZN also cares deeply about learning, development and career growth. Whether someone is with us for a short or long time, we are invested in educating and helping our staff members gain experience to provide all of massive value to individuals. Working at CTZN LLC offers more than a job that pays for hours worked. We are committed to nurturing our staff members to learn beyond their spectrum, from Wine education, Restaurant operations, Planning Field Trips to local farms to learn about our communities, and much more.

The CTZN team is raising capital on Mainvest to allow the wider San Diego community, local food lovers, and those passionate about their mission the opportunity to take part in this unique new concept. We welcome you to explore our offering and reach out here with any questions.

Marketing Strategy

Our goal as a new startup is to build brand awareness which is why it is so imperative that we remain transparent as a company and clearly communicate our vision to potential customers. While our existing businesses have solid client bases, we'll be using a variety of strategies to bring new customers to CTZN.

- Menu Engineering: The overall design and the environment of the restaurant will entice people to come in, but ultimately the menu is what will bring customers back. We will be working closely with the culinary director to ensure that our menu is relevant and profitable. We will also use menu engineering in our marketing efforts,(for instance, ensuring that promotional offer is featuring a high-margin, high-popularity item), to ensure that we are making food cost decisions that add a positive dining experience.
- Community Involvement: Digital marketing plays a big role in our marketing, but as a restaurant, we are also heavily relying on local customers and the people in the community who are most likely to become a regular. We are considering creating some promotions specifically for the community and providing a happy hour for locals.
- Digital Marketing: Paid advertising, social media marketing, email marketing, public relations, SEO

Business Operations

Overview

CTZN will open 7 days a week for brunch and lunch hours, with happy hours transitioning to dinner hours. The menu has been created in a manner to allow the preparation of many recipe ingredients to be done ahead of time in the most efficient and productive manner.

The restaurant will be perceived as a hybrid of elevated, casual theme establishment appealing to everyone, from adults, families, business professionals, diners of all ages. The management team also plans to collaborate with the 50,000 square foot of offices spaces on the second floor of the Sandbox Project Building, to offer promotional discounts to all of their 500 staff members. The atmosphere during the day will be dynamic with energetic and filling music, ample amounts of natural sunlight coming from the East, and black-uniformed employees.

Although the management team is focusing on an elevated experience with purposeful design elements, the food will be engineered firstly with approachability. The brunch menu will run between the range of $8 to $14 for starters and appetizers, $18 to $36 for entrees. At night, the tapas will be priced between the range of $8 to $18 for tapas plates and $18 to $75 for bigger plates. The average table turnover rate of the brunch is anticipated to be one hour per table, while it is estimated to be 2 hours for the diner experience.

Staffing

Core members of management are listed above. Additionally, CTZN will have four shift leaders in the front of the house for the dining and the brunch operations. Their duties will involve supporting the host station, bar, busing station, and among the servers. Their duties will be to handle the small problems and decisions that need to be made through the course of service. They will stay in regular contact with the front of the house management team for diverse problems and disputes. We'll aim to hire a solid team of servers, bartenders, barbacks, baristas, cooks, and dishwashers with enough redundancy to avoid staffing shortages.

CTZN LLC believes deeply in empowering and advancing their staff members' careers through learning & development, benefits and sharing their career stories with the community. A thorough training program will be adopted for every position in the business. Servers and bartenders will undergo an in house Alcohol Management Program that teaches the importance of responsible alcohol service.

Vendor Relationships

The management team will continue to cherish the relationship with the qualified suppliers (vendors) and purveyors that the company has worked with for many years, that can provide reasonably priced products, delivered according to specific schedules that benefits the operation of the restaurant and building. Alternate suppliers will be identified for use if the regular supplier cannot deliver the products needed. Examples of vendors include:

- Stehly Farms
- Spring Valley Farms
- Farm Stand West
- La Costa Farms
- The Butcher Shop
- Hamilton Meat & Provisions
- Hommage Bakehouse
- The Fishery

Location

The space will be located on the promising Sandbox Building project, right on the beautiful coastal location of Solana, one block away from the beautiful scenery of Solana Beach, on the infamous Highway 101.

- 2,600 sq ft. indoor space
- 1,600 sq ft. outdoor space
- 40 dedicated parking spaces
- 150 to 200 seats in the dining room, both indoor and outdoor combined, in addition to about 25 to 30 seats at the bar counter

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER

FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$250,000
Offering Deadline	February 24, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$1,235,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Construction and T.i improvements	$233,125	$500,000
Operation Equipment	$0	$250,000
furniture, decor, design	$0	$100,000
professional services	$0	$50,000
Management Equipment & technology	$0	$10,000
Exterior finishes & Equipment	$0	$121,637
Pre-operning expenses	$0	$20,000
Working capital	$0	$100,000
Mainvest Compensation	$16,875	$83,362.5
TOTAL	$250,000	$1,234,999.5

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the

offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.8 - 4.0%[2]
Payment Deadline	2031-03-31
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.75 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.24%

---

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.8% and a maximum rate of 4.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$250,000	0.8%
$496,250	1.6%
$742,500	2.4%
$988,750	3.2%
$1,235,000	4.0%

[3] To reward early participation, the investors who contribute the first $250,000.0 raised in the offering will receive a 1.75x cap. Investors who contribute after $250,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

13

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Willy WU JYE HWA	75%
Karine Beers	25%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Forecasted milestones

CTZN LLC forecasts the following milestones:

- Secure lease in San Diego California by November 15th, 2022.

- Hire for the following positions by January 2023: Assistant Manager, Tapas culinary chef.

- Achieve $6,166,000 revenue per year by 2024.

- Achieve $900,000 profit per year by 2025.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the CTZN LLC. However, CTZN LLC may require additional funds from alternate sources at a later date.

No operating history

CTZN LLC was established in October 13th, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$6,166,921	$6,413,597	$6,670,141	$6,936,947	$7,214,425
Cost of Goods Sold	$1,752,599	$1,873,390	$1,948,326	$1,956,889	$2,035,165
Gross Profit	$4,414,322	$4,540,207	$4,721,815	$4,980,058	$5,179,260
EXPENSES					
Rent	$541,157	$554,685	$568,552	$582,765	$597,334
Utilities	$42,000	$43,050	$44,126	$45,229	$46,359
Salaries	$2,293,587	$2,385,330	$2,480,743	$2,579,972	$2,683,170
Insurance	$9,600	$9,840	$10,086	$10,338	$10,596
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$24,000	$24,600	$25,215	$25,845	$26,491
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Marketing	$38,400	$39,360	$40,344	$41,352	$42,385
supplies	$48,000	$49,200	$50,430	$51,690	$52,982
administrative & General	$30,300	$31,057	$31,833	$32,628	$33,443
Operating Profit	$1,381,278	$1,396,935	$1,464,183	$1,603,779	$1,679,879

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V